Exhibit 99.2

 Gold Mineral Reserves1,2,3

As at December 31, 2021	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	10.42	0.000035	0.00010	10.42	0.000035
Bulyanhulu underground	—	—	—	10	7.76	2.5	10	7.76	2.5
Bulyanhulu (84.00%) total	—	—	—	10	7.76	2.5	10	7.76	2.5
Jabal Sayid surface	0.072	0.34	0.00079	—	—	—	0.072	0.34	0.00079
Jabal Sayid underground	6.3	0.19	0.039	6.7	0.33	0.071	13	0.26	0.11
Jabal Sayid (50.00%) total	6.4	0.19	0.040	6.7	0.33	0.071	13	0.26	0.11
Kibali surface	5.0	2.31	0.37	12	2.51	0.95	17	2.45	1.3
Kibali underground	9.4	4.54	1.4	11	4.54	1.6	21	4.54	3.0
Kibali (45.00%) total	14	3.76	1.7	23	3.50	2.6	37	3.60	4.3
Loulo-Gounkoto surface	9.6	2.62	0.81	12	3.26	1.3	22	2.98	2.1
Loulo-Gounkoto underground	8.4	4.45	1.2	21	5.03	3.4	29	4.86	4.6
Loulo-Gounkoto (80.00%) total	18	3.48	2.0	33	4.38	4.7	51	4.06	6.7
North Mara surface	0.66	1.73	0.037	37	1.73	2.1	38	1.73	2.1
North Mara underground	0.90	5.56	0.16	5.9	3.12	0.59	6.8	3.44	0.75
North Mara (84.00%) total	1.6	3.93	0.20	43	1.92	2.6	44	1.99	2.8
Tongon surface (89.70%)	2.0	1.51	0.095	5.9	1.99	0.38	7.9	1.87	0.47
AFRICA AND MIDDLE EAST TOTAL	42	3.00	4.1	120	3.29	13	160	3.22	17
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	4.8	3.66	0.56	4.8	3.66	0.56
Porgera underground[4]	0.58	6.79	0.13	2.6	6.25	0.53	3.2	6.34	0.66
Porgera (24.50%) total[4]	0.58	6.79	0.13	7.4	4.59	1.1	8.0	4.75	1.2
Pueblo Viejo surface (60.00%)	7.5	2.20	0.53	68	2.22	4.9	76	2.22	5.4
Veladero surface (50.00%)	9.8	0.41	0.13	80	0.82	2.1	90	0.77	2.2
LATIN AMERICA AND ASIA PACIFIC TOTAL	130	0.74	3.2	640	0.84	17	770	0.83	21
NORTH AMERICA
Carlin surface	11	2.58	0.95	73	2.18	5.1	84	2.23	6.0
Carlin underground	12	9.25	3.6	7.0	8.18	1.8	19	8.86	5.4
Carlin (61.50%) total[5]	24	6.01	4.5	80	2.70	6.9	100	3.46	11
Cortez surface	1.4	2.13	0.095	37	1.66	2.0	39	1.68	2.1
Cortez underground[6]	0.78	8.57	0.21	26	7.77	6.5	27	7.79	6.7
Cortez (61.50%) total	2.2	4.43	0.31	63	4.16	8.5	65	4.17	8.8
Hemlo surface	0.018	0.32	0.00018	—	—	—	0.018	0.32	0.00018
Hemlo underground	0.34	5.02	0.055	6.1	5.19	1.0	6.4	5.18	1.1
Hemlo (100%) total	0.36	4.79	0.055	6.1	5.19	1.0	6.4	5.16	1.1
Long Canyon surface (61.50%)	0.21	1.43	0.0097	0.40	1.06	0.013	0.61	1.18	0.023
Phoenix surface (61.50%)	8.3	0.72	0.19	96	0.59	1.8	100	0.60	2.0
Turquoise Ridge surface	18	2.13	1.2	8.3	1.90	0.51	26	2.05	1.7
Turquoise Ridge underground	8.8	11.05	3.1	12	9.89	3.7	21	10.39	6.9
Turquoise Ridge (61.50%) total	26	5.09	4.3	20	6.59	4.3	46	5.74	8.6
NORTH AMERICA TOTAL	61	4.81	9.4	270	2.64	23	330	3.04	32

TOTAL	240	2.20	17	1,000	1.60	53	1,300	1.71	69

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

Copper Mineral Reserves[1,2,3,7]

As at December 31, 2021	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	—	—	—	0.00010	0.61	0.0014	0.00010	0.61	0.0014

Bulyanhulu underground	—	—	—	10	0.37	82	10	0.37	82

Bulyanhulu (84.00%) total	—	—	—	10	0.37	82	10	0.37	82

Jabal Sayid surface	0.072	3.06	4.9	—	—	—	0.072	3.06	4.9

Jabal Sayid underground	6.3	2.30	320	6.7	2.24	330	13	2.27	650

Jabal Sayid (50.00%) total	6.4	2.31	330	6.7	2.24	330	13	2.27	650

Lumwana surface (100%)	68	0.51	770	410	0.58	5,200	470	0.57	6,000

AFRICA AND MIDDLE EAST TOTAL	75	0.67	1,100	420	0.60	5,600	500	0.61	6,700

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900

Zaldívar surface (50.00%)	180	0.45	1800	42	0.34	320	230	0.43	2,100

LATIN AMERICA AND ASIA PACIFIC

TOTAL	300	0.35	2,300	530	0.24	2,700	820	0.28	5,000

NORTH AMERICA

Phoenix surface (61.50%)	11	0.17	40	130	0.17	470	140	0.17	510

NORTH AMERICA TOTAL	11	0.17	40	130	0.17	470	140	0.17	510

TOTAL	380	0.41	3,400	1,100	0.37	8,800	1,500	0.38	12,000

 See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]

As at December 31, 2021	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	—	—	—	0.00010	4.32	0.000014	0.00010	4.32	0.000014

Bulyanhulu underground	—	—	—	10	6.92	2.3	10	6.92	2.3

Bulyanhulu (84.00%) total	—	—	—	10	6.92	2.3	10	6.92	2.3

AFRICA AND MIDDLE EAST TOTAL	—	—	—	10	6.92	2.3	10	6.92	2.3

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	7.5	11.18	2.7	68	14.85	33	76	14.49	35

Veladero surface (50.00%)	9.8	12.41	3.9	80	14.78	38	90	14.52	42

LATIN AMERICA AND ASIA PACIFIC

TOTAL	130	3.21	14	630	4.58	93	760	4.34	110

NORTH AMERICA

Phoenix surface (61.50%)	8.3	7.40	2.0	96	6.35	20	100	6.43	22

NORTH AMERICA TOTAL	8.3	7.40	2.0	96	6.35	20	100	6.43	22

TOTAL	140	3.46	16	740	4.84	120	880	4.62	130

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

Gold Mineral Resources[1,2,3,8,9]
As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	10.42	0.000035	0.000035	—	—	—
Bulyanhulu underground	—	—	—	17	8.92	4.8	4.8	24	8.0	6.2
Bulyanhulu (84.00%) total	—	—	—	17	8.92	4.8	4.8	24	8.0	6.2
Jabal Sayid surface	0.072	0.34	0.00079	—	—	—	0.00079	—	—	—
Jabal Sayid underground	6.8	0.22	0.049	7.9	0.37	0.092	0.14	1.3	0.6	0.022
Jabal Sayid (50.00%) total	6.9	0.23	0.050	7.9	0.37	0.092	0.14	1.3	0.6	0.022
Kibali surface	7.1	2.26	0.52	20	2.25	1.5	2.0	3.7	2.1	0.25
Kibali underground	14	4.63	2.1	22	4.06	2.8	5.0	6.6	3.0	0.64
Kibali (45.00%) total	21	3.84	2.6	42	3.18	4.3	6.9	10	2.7	0.89
Loulo-Gounkoto surface	9.5	2.57	0.79	14	3.31	1.5	2.3	3.2	2.1	0.22
Loulo-Gounkoto underground	16	4.57	2.3	30	4.94	4.8	7.1	8.3	3.1	0.82
Loulo-Gounkoto (80.00%) total	25	3.82	3.1	44	4.42	6.2	9.3	12	2.8	1.0
North Mara surface	13	2.54	1.0	40	1.41	1.8	2.8	5.0	1.1	0.18
North Mara underground	0.64	3.56	0.073	18	2.04	1.2	1.3	7.8	1.8	0.46
North Mara (84.00%) total	13	2.59	1.1	58	1.61	3.0	4.1	13	1.6	0.65
Tongon surface (89.70%)	2.8	1.79	0.16	7.8	2.21	0.55	0.71	3.5	2.7	0.30
AFRICA AND MIDDLE EAST TOTAL	70	3.15	7.1	180	3.34	19	26	64	4.5	9.1
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	—	—	—	—	260	1.1	8.9
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	—	—	—	10	3.21	1.0	1.0	3.9	2.5	0.31
Porgera underground[4]	0.64	6.66	0.14	4.2	6.20	0.84	0.98	1.3	6.5	0.28
Porgera (24.50%) total[4]	0.64	6.66	0.14	14	4.09	1.9	2.0	5.3	3.5	0.59
Pueblo Viejo surface (60.00%)	63	2.03	4.1	150	2.04	10	14	38	1.7	2.1
Veladero surface (50.00%)	11	0.39	0.14	130	0.71	2.9	3.0	18	0.7	0.39
LATIN AMERICA AND ASIA PACIFIC TOTAL[12]	310	1.09	11	1,800	0.92	52	63	710	0.8	17

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

 Gold Mineral Resources1,2,3,8,9

As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	28	2.33	2.1	150	1.82	9.0	11	58	1.2	2.2
Carlin underground	23	7.53	5.6	12	6.97	2.7	8.4	10.0	7.5	2.4
Carlin (61.50%) total[5]	51	4.68	7.8	170	2.20	12	19	68	2.1	4.6
Cortez surface	1.4	2.12	0.096	92	1.07	3.2	3.3	62	0.5	1.1
Cortez underground[6]	1.2	8.06	0.32	32	7.40	7.7	8.0	15	5.9	2.8
Cortez (61.50%) total	2.6	4.88	0.41	120	2.71	11	11	76	1.6	3.9
Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.00	10.90	0.35	0.35	6.4	10.6	2.2
Hemlo surface	0.024	0.48	0.00037	27	0.90	0.78	0.78	5.4	0.9	0.15
Hemlo underground	0.66	4.64	0.098	11	4.73	1.7	1.8	3.7	5.6	0.67
Hemlo (100%) total	0.68	4.50	0.099	38	2.03	2.5	2.6	9.1	2.8	0.82
Long Canyon surface	0.54	2.66	0.046	5.3	2.45	0.42	0.47	1.1	0.8	0.029
Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16
Long Canyon (61.50%) total	0.54	2.66	0.046	6.5	3.87	0.80	0.85	1.6	3.6	0.19
Phoenix surface (61.50%)	13	0.65	0.27	230	0.51	3.7	4.0	30	0.4	0.36
Turquoise Ridge surface	25	2.12	1.7	23	2.00	1.5	3.2	10	1.8	0.60
Turquoise Ridge underground	11	10.28	3.5	18	8.84	5.2	8.7	0.68	6.2	0.14
Turquoise Ridge (61.50%) total	36	4.57	5.3	41	5.05	6.6	12	11	2.0	0.74
NORTH AMERICA TOTAL	110	4.08	14	870	1.99	56	70	250	2.0	16

TOTAL	490	2.05	32	2,800	1.40	130	160	1,000	1.3	42

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

 Copper Mineral Resources1,3,7,8,9

As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	0.61	0.0014	0.0014	—	—	—
Bulyanhulu underground	—	—	—	17	0.41	150	150	24	0.4	200
Bulyanhulu (84.00%) total	—	—	—	17	0.41	150	150	24	0.4	200
Jabal Sayid surface	0.072	3.06	4.9	—	—	—	4.9	—	—	—
Jabal Sayid underground	6.8	2.60	390	7.9	2.22	380	770	1.3	1.4	38
Jabal Sayid (50.00%) total	6.9	2.60	390	7.9	2.22	380	780	1.3	1.4	38
Lumwana surface (100%)	93	0.51	1,000	880	0.54	10,000	11,000	7.6	0.6	93
AFRICA AND MIDDLE EAST TOTAL	99	0.65	1,400	910	0.55	11,000	12,000	33	0.4	330
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Zaldívar surface (50.00%)	390	0.40	3,400	240	0.36	1,900	5,300	26	0.3	190
LATIN AMERICA AND ASIA PACIFIC TOTAL	560	0.34	4,200	1,300	0.24	6,600	11,000	390	0.2	1,600
NORTH AMERICA
Phoenix surface (61.50%)	16	0.16	55	310	0.15	1,000	1,100	32	0.1	90
NORTH AMERICA TOTAL	16	0.16	55	310	0.15	1,000	1,100	32	0.1	90

TOTAL	680	0.38	5,700	2,500	0.34	19,000	24,000	450	0.2	2,100

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

Silver Mineral Resources[1,3,7,8,9]

As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	4.32	0.000014	0.000014	—	—	—
Bulyanhulu underground	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
Bulyanhulu (84.00%) total	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
AFRICA AND MIDDLE EAST TOTAL	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	63	11.47	23	150	12.63	63	86	38	9.0	11
Veladero surface (50.00%)	11	11.35	4.0	130	14.19	58	62	18	13.8	8.1
LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.68	120	1,800	14.56	820	940	440	2.8	39
NORTH AMERICA
Phoenix surface (61.50%)	13	6.74	2.8	230	5.88	43	46	30	5.6	5.4
NORTH AMERICA TOTAL	13	6.74	2.8	230	5.88	43	46	30	5.6	5.4

TOTAL	320	11.48	120	2,000	13.50	870	990	500	3.1	50

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2021				2020
Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.00010	10.42	0.000035	84.00%	—	—	—
Bulyanhulu underground	84.00%	10	7.76	2.5	84.00%	6.9	8.92	2.0
Bulyanhulu Total	84.00%	10	7.76	2.5	84.00%	6.9	8.92	2.0
Buzwagi surface	84.00%	—	—	—	84.00%	1.7	0.76	0.042
Jabal Sayid surface	50.00%	0.072	0.34	0.00079	50.00%	—	—	—
Jabal Sayid underground	50.00%	13	0.26	0.11	50.00%	—	—	—
Jabal Sayid Total	50.00%	13	0.26	0.11	50.00%	12	0.23	0.090
Kibali surface	45.00%	17	2.45	1.3	45.00%	14	2.47	1.1
Kibali underground	45.00%	21	4.54	3.0	45.00%	20	4.81	3.1
Kibali Total	45.00%	37	3.60	4.3	45.00%	34	3.84	4.2
Loulo-Gounkoto surface	80.00%	22	2.98	2.1	80.00%	17	3.21	1.7
Loulo-Gounkoto underground	80.00%	29	4.86	4.6	80.00%	31	4.93	5.0
Loulo-Gounkoto Total	80.00%	51	4.06	6.7	80.00%	48	4.33	6.7
North Mara surface	84.00%	38	1.73	2.1	84.00%	18	1.44	0.85
North Mara underground	84.00%	6.8	3.44	0.75	84.00%	7.3	5.01	1.2
North Mara Total	84.00%	44	1.99	2.8	84.00%	26	2.46	2.0
Tongon surface	89.70%	7.9	1.87	0.47	89.70%	9.3	1.92	0.57
AFRICA AND MIDDLE EAST TOTAL		160	3.22	17		140	3.52	16
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface[4]	24.50%	4.8	3.66	0.56	47.50%	9.2	3.66	1.1
Porgera underground[4]	24.50%	3.2	6.34	0.66	47.50%	6.3	6.34	1.3
Porgera Total[4]	24.50%	8.0	4.75	1.2	47.50%	15	4.75	2.4
Pueblo Viejo surface	60.00%	76	2.22	5.4	60.00%	83	2.31	6.2
Veladero surface	50.00%	90	0.77	2.2	50.00%	110	0.75	2.6
LATIN AMERICA AND ASIA PACIFIC TOTAL		770	0.83	21		810	0.88	23
NORTH AMERICA
Carlin surface	61.50%	84	2.23	6.0	61.50%	91	2.21	6.5
Carlin underground	61.50%	19	8.86	5.4	61.50%	19	9.17	5.6
Carlin Total[5]	61.50%	100	3.46	11	61.50%	110	3.42	12
Cortez surface	61.50%	39	1.68	2.1	61.50%	52	1.52	2.6
Cortez underground[6]	61.50%	27	7.79	6.7	61.50%	11	9.38	3.4
Cortez Total	61.50%	65	4.17	8.8	61.50%	64	2.92	6.0
Hemlo surface	100%	0.018	0.32	0.00018	100%	0.57	0.77	0.014
Hemlo underground	100%	6.4	5.18	1.1	100%	9.0	5.08	1.5
Hemlo Total	100%	6.4	5.16	1.1	100%	9.6	4.82	1.5
Long Canyon surface	61.50%	0.61	1.18	0.023	61.50%	3.1	2.21	0.22
Phoenix surface	61.50%	100	0.60	2.0	61.50%	95	0.58	1.8
Turquoise Ridge surface	61.50%	26	2.05	1.7	61.50%	26	2.03	1.7
Turquoise Ridge underground	61.50%	21	10.39	6.9	61.50%	17	10.92	6.0
Turquoise Ridge Total	61.50%	46	5.74	8.6	61.50%	43	5.58	7.7
NORTH AMERICA TOTAL		330	3.04	32		320	2.80	29

TOTAL		1,300	1.71	69		1,300	1.66	68

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2021 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager and Chad Yuhasz, Latin America & Australia Pacific Mineral Resource Manager, Craig Fiddes, North America Resource Modeling Manager and reviewed by Rodney Quick, Barrick’s Mineral Resource Management and Evaluation Executive. Reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2020 and 2021 were calculating using Antofagasta guidance and an assumed copper price of US$3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2021 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding Framework Agreement entered into by Barrick Niugini Limited (“BNL”) with the Government of Papua New Guinea (“PNG”) on April 9, 2021. The Framework Agreement provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Framework Agreement. Efforts are ongoing to execute definitive agreements to implement the Framework Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see page 30 of Barrick’s Third Quarter Report 2021.

5.

On October 14, 2021, NGM acquired the 40% interest in South Arturo that NGM did not already own from i-80 Gold Corp. Accordingly, Carlin mineral reserve and resource estimates include South Arturo on a 36.9% basis as at December 31, 2020, and on a 61.5% basis as at December 31, 2021. For additional information, see page 30 Barrick’s Third Quarter Report 2021.

6.

Cortez underground includes 20 million tonnes at 7.29 g/t for 4.8 million ounces of probable reserves, 23 million tonnes at 7.07 g/t for 5.2 million ounces of indicated resources and 14 million tonnes at 6.0 g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote #9, mineral resources are reported on an inclusive basis.

7.

2021 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.	Mineral resources are reported inclusive of mineral reserves.
10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
12.	On June 1, 2021, Barrick sold its 100% interest in the Lagunas Norte gold mine to Boroo Pte Ltd. For additional information, see page 30 of Barrick’s Third Quarter Report 2021.

BARRICK GOLD CORPORATION	RESERVES AND RESOURCES